SECURITIES AND EXCHANGE COMMISSION

05039151

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huckin Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston	Texas	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin (713) 526-8411
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lake & Gardenier, LLP
(Name – *if individual, state last, first, middle name*)

2 North Hornbeam Place	The Woodlands	Texas	77380
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

RECD S.E.C.
FEB 2 4 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/05

OATH OR AFFIRMATION

I, David Huckin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huckin Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN E. ACHE
MY COMMISSION EXPIRES
DECEMBER 31, 2007

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) ~~Statement of Income (Loss)~~ Statements of Income and Comprehensive Income
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statements of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.

Financial Statements and Supplemental Information For the Years Ended December 31, 2004 and 2003 And Independent Auditor's Report

Lake & Gardenier, LLP
Certified Public Accountants

Contents

Lake & Gardenier, LLP
Certified Public Accountants

2 North Hornbeam Place
The Woodlands, Texas 77380
(281)923-9853 Fax (281)363-3573 email sma69@msn.com http://lakegardenier.com

To the Board of Directors
Huckin Financial Group, Inc.
3700 Buffalo Speedway, Suite 950
Houston, Texas 77098

Independent Auditor's Report

We have audited the accompanying statement of financial condition of the Huckin Financial Group, Inc., (a Texas Corporation) as of December 31, 2004, and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Huckin Financial Group, Inc., as of December 31, 2003, were audited by other auditors whose report dated February 20, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huckin Financial Group, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4 and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lake & Gardenier, LLP

February 11, 2005

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 63,396	$ 49,388
Receivables:		
Commissions receivable	102,112	136,755
Accounts receivable - shareholder	83,950	-
Federal income taxes	-	1,977
Prepaid rent	4,960	4,960
Deferred income tax asset	40,946	22,849
Total current assets	295,364	215,929
Property and equipment, net of accumulated depreciation	91,969	58,013
Other assets:		
Investment in equity securities - available for sale	293,889	256,004
Deposits	4,796	4,796
Total other assets	298,685	260,800
Total assets	$ 686,018	$ 534,742
Liabilities and Shareholder's Equity		
Accounts payable	$ 6,100	$ 46
Accrued agent commissions	27,087	44,158
Payroll taxes payable	1,269	1,794
Deferred income tax liability	27,732	-
Total current liabilities	62,188	45,998
Shareholder's Equity		
Capital stock, $1.00 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	7,257	7,257
Accumulated other comprehensive income	(28,516)	(192,724)
Retained earnings	644,089	673,211
Total shareholder's equity	$ 623,830	$ 488,744
Total liabilities and shareholder's equity	$ 686,018	$ 534,742

The accompanying notes are an integral part of these financial statements

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Commission and Fee Revenue		
Variable annuities	$ 766,927	$ 686,255
Mutual funds	500,637	498,252
Advisory and planning fees	49,355	106,213
Fixed annuities	248,692	94,254
Commissions accrued	79,688	32,571
Total revenue	1,645,299	1,417,545
Operating Expenses		
Advertising and business development	41,465	41,077
Commission expense	624,733	627,634
Depreciation	16,564	10,017
Employee benefit plans	42,980	42,910
Insurance	20,722	20,446
Legal and professional	27,927	19,912
Office rent	63,398	73,249
Payroll taxes	21,892	19,518
Postage and supplies	15,479	21,798
Salaries	567,750	397,501
Telephone and internet	9,012	10,540
Travel and entertainment	26,325	61,142
Other expenses	82,814	70,124
Total operating expenses	1,561,061	1,415,868
Operating Income	84,238	1,677
Other Income (Expenses)		
Interest and dividends	7,281	1,849
Other income	12,801	1,761
Loss on sales of marketable securities	(143,375)	(4,259)
Total other income (expenses)	(123,293)	(649)
Income Before Income Taxes	(39,055)	1,028
Provision for Federal Income Taxes		
Current	12,679	-
Deferred	(22,612)	5,264
Total provision for federal income taxes	(9,933)	5,264
Net Loss	(29,122)	(4,236)
Other Comprehensive Income		
Unrealized gain (loss) on marketable securities, net of deferred federal income taxes	23,283	77,311
Comprehensive Income	$ 23,283	$ 77,311

The accompanying notes are an integral part of these financial statements

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES -		
Net loss	$ (29,122)	$ (4,236)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Depreciation	16,564	10,017
(Increase) decrease in current assets:		
Commissions receivable	34,643	(96,187)
Accounts receivable - shareholder	(83,950)	-
Federal income taxes receivable	1,977	-
Deferred income tax asset	(18,097)	-
Increase (decrease) in current liabilities:		
Accounts payable	6,054	(897)
Accrued agent commissions	(17,071)	7,765
Payroll taxes payable	(525)	1,652
Deferred income tax liability	27,732	2,302
TOTAL ADJUSTMENTS	(32,673)	(75,348)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(61,795)	(79,584)
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchases of property and equipment	(50,520)	(11,617)
Disposal of property and equipment	-	12,581
Purchase of available-for-sale securities	(37,885)	(3,971)
Proceeds from sale of available-for-sale securites	164,208	82,112
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	75,803	79,105
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,008	(479)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,388	49,867
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 63,396	$ 49,388
SUPPLEMENTAL CASH FLOW INFORMATION -		
INCOME TAXES PAID	$ -	$ -
INTEREST PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements

HUCKIN FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 2002	$ 1,000	$ 7,257	$ (270,035)	$ 677,447	$ 415,669
Net loss				(4,236)	(4,236)
Other Comprehensive Income					
Unrealized gain on marketable securities, net of $13,743 in deferred federal income taxes			77,311		77,311
Balance, December 31, 2003	$ 1,000	$ 7,257	$ (192,724)	$ 673,211	$ 488,744
Net loss				(29,122)	(29,122)
Other Comprehensive Income					
Unrealized gain on marketable securities, net of $11,994 in deferred federal income taxes			23,283		23,283
Recognition of loss on marketable securities, net of deferred taxes			140,925		140,925
Balance, December 31, 2004	$ 1,000	$ 7,257	$ (28,516)	$ 644,089	$ 623,830

Note 1 - Summary of Significant Accounting Policies

The financial statements of Huckin Financial Group, Inc., have been prepared on the accrual basis. The significant accounting policies are described below to enhance the usefulness of the financial statements to the reader.

Organization - Huckin Financial Group, Inc. (the Company) was incorporated as a C corporation in the state of Texas on January 2, 1982. The Company is a private broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged as an agent for the sale of annuities and mutual funds and is licensed in multiple states.

Revenue Recognition - Commission revenue is recognized in accordance with the sales agreement between the Company and the financial services company that issues the annuity or the mutual fund. Commission revenue is normally recognized when the annuity issuer or the mutual fund broker accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation - The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes.

Commissions Receivable - Dependent upon the financial product sold dealers of annuities and mutual funds normally settle commissions due the Company within two to three weeks of the time that funds are received from the Company's customer. Commissions receivable as of December 31, 2004 and 2003, represents an estimate of commissions due the Company based upon sales activity in December 2004 and 2003, respectively.

Advertising - The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Note 1 - Summary of Significant Accounting Policies *(continued)*

Reserve Requirements - The Company does not maintain customer accounts. As a result it is not subject to reserve requirements defined in Securities and Exchange Commission Rule 15c3-3. The Company claims exemption under Sub-Section (k)(1) of this rule.

Note 2 - Investment in Equity Securities

The Company classifies its marketable equity securities as available-for-sale. In accordance with generally accepted accounting principles securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses on sales of securities are included in current earnings. Unrealized holding gains and losses are reported in other comprehensive income net of deferred income taxes. Fair value for common stock, preferred stock and warrants is as reported per quoted market prices per national securities exchanges.

Fair value and cost of securities available-for-sale as of December 31, 2004 is:

Description	Cost	Unrealized Gain (Loss)	Fair Value December 31, 2004
America Online	$ 19,900	$ (11,907)	$ 7,993
Callaway Golf	41,454	(15,292)	26,162
Charles Schwab	8,949	(4,963)	3,986
LSI Logic Corp.	36,509	1,303	37,812
Lucent Technologies - warrants	262	-	262
Microsoft	89,202	(35,722)	53,480
NVIDIA	3,971	505	4,476
Tyco Corp.	121,202	32,566	153,768
Wyndham International - Class A common	12,147	(9,697)	2,450
Wyndham International - preferred stock	3,499	1	3,500
	$ 337,095	$ (43,206)	$ 293,889

During 2004 securities available-for-sale with a cost of $179,604 were sold and a loss of $143,375 was recognized. Accumulated other comprehensive income was adjusted for securities losses recognized net of deferred income taxes recorded in prior years.

Note 3 - Property and Equipment

Property and equipment consists of business machinery, computers, furniture and an automobile used in the Company's operations. Depreciation is computed on the straight-line method for financial reporting purposes and on the modified ACRS method for income tax purposes. Depreciation expense charged to operations was $16,564 and $10,017 in 2004 and 2003, respectively.

The cost and useful lives of property and equipment for purposes of computing depreciation for the year ended December 31, 2004 was:

	Life (Years)	Cost
Automobile	5	$ 47,230
Equipment	5 to 7	29,809
Furniture and fixtures	7 to 10	59,207
Total property and equipment		$ 136,246
Less: accumulated depreciation		(44,277)
Property and equipment, net of accumulated depreciation		$ 91,969

Note 4 - Federal Income Tax Provision

The provision for income taxes consists of the following for December 31, :

	2004	2003
Income tax at statutory rates	$ 12,679	$ -
Deferred federal income tax	(22,612)	5,264
FEDERAL INCOME TAX	$ (9,933)	$ 5,264

The income tax provision differs from the expense that would result from applying federal statutory rates to income before taxes because certain income and expenses are not included for tax purposes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

The following represents the approximate tax effects of each significant type of temporary difference giving rise to the following deferred income tax asset and liability:

Note 4 - Federal Income Tax Provision *(continued)*

	2004	2003
DEFERRED TAX ASSET		
Accounts payable	$ 915	$ (1,452)
Accrued commissions	-	4,727
Accrued expenses	4,062	-
Unrealized loss marketable securities	-	31,237
Net operating loss carryforward	8,042	10,767
Charitable contribution carryforward	810	-
Capital loss carryforward	27,117	-
TOTAL DEFERRED TAX ASSET	$ 40,946	$ 45,279
DEFERRED TAX LIABILITY		
Commissions receivable	$ 15,317	$ -
Accounts receivable	11,995	16,737
Depreciation	420	5,693
TOTAL DEFERRED TAX LIABILITY	$ 27,732	$ 22,430

As of December 31, 2003, a deferred tax asset of $22,849 was reported. This was net of the deferred tax liability of $22,430.

Note 5 - Employee Benefit Plans

The Company has adopted a non-contributory money purchase plan and profit-sharing plan which covers all employees who have met certain minimum service requirements. Under the provisions of the plan instrument the Company may contribute the lesser of $40,000 or 25% of the employee's eligible compensation. Certain contributions are discretionary. The plan has received IRS approval under Section 401(A) of the Internal Revenue Code. During the years ended December 31, 2004 and 2003, the Company contributed $41,000 and $40,000 to the plan, respectively.

Note 6 - Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2004, no claims had been asserted against the Company.

Note 7 - Operating Leases

The Company leases its office space under an operating lease that expires on March 31, 2010. The monthly lease payment is $4,568. Future minimum rental payments required under noncancellable operating leases as of December 31, 2004 are:

Year	Amount
2005	$ 54,820
2006	56,876
2007	58,589
2008	59,959
2009	61,330
2010	15,418
Total	$ 306,992

Rental expenses on the office space for the years ended December 31, 2004 and 2003 were $63,398 and $73,249, respectively.

Note 8 - Concentrations

The Company has selling agreements with approximately 125 dealers of annuities and mutual funds. Total commission revenue from the two largest relationships was $604,298 in 2004. This was 36.7% of total revenue. Management actively monitors business relationships and competitive financial product lines and does not anticipate severe impact from the total or partial loss of any dealer relationship.

Note 9 - Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and that retained earnings, as defined, may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2004 and 2003, the Company had computed regulatory net capital of $211,689 and $111,613, which exceeded its required net capital of $5,000 by $206,689 and $106,613, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2004 and 2003, was .29 to 1 and .41 to 1, respectively.

Note 10 - Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

Accounts receivable and accounts payable - Fair value approximates carrying value due to the short-term nature of the instruments.

Lake & Gardenier, LLP
Certified Public Accountants

2 North Hornbeam Place
The Woodlands, Texas 77380
(281)923-9853 Fax (281)363-3573 email sma69@msn.com http://lakegardenier.com

Board of Directors
Huckin Financial Group, Inc.
3700 Buffalo Speedway, Suite 950
Houston, Texas 77098

Independent Auditor's Report
on Internal Accounting Controls Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Huckin Financial Group, Inc., (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lake & Sardenier, LLP

February 11, 2005

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE 1 - SCHEDULES OF NET CAPITAL PURSUANT TO RULE 15c-3-3
DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
Current assets	$ 295,364	$ 215,929
Securities	293,889	256,004
Deposits	4,796	4,796
	594,049	476,729
Total Liabilities	62,188	45,998
Net Equity	531,861	430,731
Less: non-allowable items:		
Non-allowable assets (Schedule 2)	249,269	259,786
Haircuts on security positions (Schedule 3)	46,610	36,813
Haircuts on undue concentrations (Schedule 4)	24,293	22,519
Adjusted Net Capital	211,689	111,613
Net Capital Required	5,000	5,000
Excess Net Capital	$ 206,689	$ 106,613

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE 2 - SCHEDULES OF NON-ALLOWABLE ASSETS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
Non-allowable Assets		
Securities Not Readily Marketable:		
NASDAQ 100 Tr	$ -	$ 26,032
NVIDIA Corp.	4,476	4,388
	4,476	30,420
Property and Equipment, net of accumulated depreciation	91,969	58,013
Other Assets:		
Fidelity Ultra Checking	10	16
Accounts receivable - commissions	102,112	136,755
Deferred Federal income taxes	40,946	22,849
Federal income taxes receivable	-	1,977
Prepaid rent	4,960	4,960
Deposits	4,796	4,796
	152,824	171,353
Total non-allowable assets	$ 249,269	$ 259,786

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE 3 - SCHEDULES OF HAIRCUTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004 AND 2003

	Fair Market Value	
	December 31, 2004	December 31, 2003
Securities Subject to 15% Haircuts		
ADC Telecommunications	$ -	$ 4,039
America Online	7,993	7,349
Callaway Golf	26,162	32,855
Charles Schwab	3,986	3,909
JDS Uniphase Corp.	-	2,034
LSI Logic Corp.	37,812	-
Lucent Technologies	-	2,057
Microsoft	53,480	54,780
Tyco International	153,768	113,778
Wyndham International Inc.	2,450	1,294
Total securities subject to 15% haircuts	285,651	222,095
Haircuts	$ 42,848	$ 33,314
Securities Subject to 100% Haircuts		
Lucent Technologies warrants	$ 262	$ -
Wyndham International Inc. Pfd	3,500	3,499
Total securities subject to 100% haircuts	3,762	3,499
Haircuts	$ 3,762	$ 3,499
Total haircuts on security positions	$ 46,610	$ 36,813

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE 4 - SCHEDULES OF HAIRCUTS ON UNDUE CONCENTRATIONS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004 AND 2003

	Fair Market Value	
	December 31, 2004	December 31, 2003
Securities With A Fair Market Value Greater Than 10% of Adjusted Net Capital Before Haircuts		
Callaway Golf	$ -	$ 32,855
LSI Logic Corp.	37,812	-
Microsoft	53,480	54,780
Tyco International	153,768	113,778
Total securities subject to haircuts on undue concentrations	$ 245,060	$ 201,413
Less: balance not subject to haircuts	(83,105)	(51,284)
Balance subject to 15% haircuts	161,955	150,129
Haircuts on undue concentrations	$ 24,293	$ 22,519

HUCKIN FINANCIAL GROUP, INC.
SCHEDULE 5 - RECONCILIATION OF FIRM'S NET CAPITAL PURSUANT TO RULE 17a-5(d)(1)
DECEMBER 31, 2004

Reconciliation of the overstatement of the firm's net capital for the year ended December 31, 2004 pursuant to SEC Rule 17a-5(d)(1):

COMPUTATION OF NET CAPITAL

Total net worth as reported on unaudited focus report			$	559,604
RECONCILIATION TO AUDITED FINANCIAL STATEMENTS				
Items not recorded on unaudited focus report				
Accounts receivable - shareholder	$	83,950		
Deferred income taxes		19,297		
Accounts payable		(6,100)		
Equipment purchases		(2,000)		
Depreciation expense		(15,564)		
Commissions payable		(6,665)		
Federal income taxes payable		(6,421)		
Payroll taxes payable not recorded on unaudited report		(294)		
				66,203
Items not recorded on audit report				
Federal income taxes receivable not recorded on audit report				(1,977)
Total shareholder's equity per audited financial statements			$	623,830
LESS: DEDUCTION FOR NONCURRENT ASSETS -				
Property and equipment, net of accumulated depreciation				(91,969)
NET EQUITY				531,861
LESS: HAIRCUTS -				
Security positions	$	(46,610)		
Undue concentrations		(24,293)		
				(70,903)
LESS: NON-ALLOWABLE ITEMS				(249,269)
Adjusted Net Capital				211,689
Net Capital Required				5,000
Excess Net Capital			$	206,689
Aggregate Indebtedness			$	62,188
Ratio of Aggregate Indebtedness to Adjusted Net Capital				29.38%